Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Endeavour International Corporation:
We consent to the use of our reports dated March 16, 2010, with respect to the consolidated balance sheets of Endeavour International Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009 incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
Our report with respect to the consolidated financial statements refers to changes in the Company’s method of accounting and disclosures for fair value measurements and fair value reporting of financial assets and liabilities, and its method of estimating oil and gas reserves.
/s/ KPMG LLP
Houston, Texas
April 1, 2010